UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SunPower Corporation

(Name of Subject Company-Issuer)

Total Gas & Power USA, SAS

an indirect wholly-owned subsidiary of

TOTAL S.A.

(Names of Filing Persons – Offeror)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Jonathan E. Marsh Group U.S. Counsel TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546	Jérôme Schmitt Group Treasurer TOTAL S.A. 2, place Jean Millier La Défense 6 92400 Courbevoie France 011-331-4744-4546

Copies to:
David J. Segre Richard Cameron Blake Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Michael S. Ringler Denny Kwon Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza, Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,380,222,300	$160,244

*

Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by multiplying 34,144,400 shares of Class A Common Stock and 25,220,000 shares of Class B Common stock, which is 59,364,400 total shares of common stock, by the offer price of $23.25 per share of common stock of SunPower.

**

Estimated for purposes of calculating the amount of the filing fee only. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by .0001161.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”), and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total (“Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase up to 34,144,400 shares of Class A Common Stock, par value $0.001 per share, of SunPower Corporation, a Delaware corporation (“SunPower”), together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Rights Agreement”), dated as of August 12, 2008, by and between SunPower and Computershare Trust Company, N.A., as amended (the “Class A Shares”), and up to 25,220,000 shares of Class B Common Stock, par value $0.001 per share, of SunPower, together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement (the “Class B Shares” and together with the Class A Shares, the “Shares”), for $23.25 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Total and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section titled “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is SunPower Corporation, a Delaware corporation. The principal executive offices of SunPower have until recently been located at 3939 North First Street, San Jose, California 95134 and its telephone number there was (408) 240-5500. As of May 1, 2011, its principal executive offices were relocated to 77 Rio Robles, San Jose, California 95134 and its telephone number at this new location remains the same.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase up to 34,144,400 Class A Shares and up to 25,220,000 Class B Shares. SunPower has represented to Purchaser that as of April 27, 2011, there were 56,907,338 Class A Shares and 42,033,287 Class B Shares issued and outstanding.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Tender Offer Statement on Schedule TO is filed by Total S.A., a société anonyme organized under the laws of the Republic of France and Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France and an indirect wholly owned subsidiary of Total. The information set forth in Section 9—“Certain Information Concerning Purchaser and Total” of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 9—“Certain Information Concerning Purchaser and Total,” Section 11—“Background of the Offer; Contacts with SunPower,” Section 12—“Transaction Documents” and Section 13—“Purpose of the Offer; Plans for SunPower” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 6—“Price Range of Shares; Dividends,” Section 7—“Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” and Section 13—“Purpose of the Offer; Plans for SunPower” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and Section 10—“Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled Section 17—“Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled Section 11—“Background of the Offer; Contacts with SunPower” and Section 13—“Purpose of the Offer; Plans for SunPower” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled Section 11—“Background of the Offer; Contacts with SunPower,” Section 15—“Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled Section 15—“Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled Section 7—“Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the sections of the Offer to Purchase entitled Section 16—“Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 3, 2011.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, issued on April 28, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011.

(a)(1)(G)	Form of Summary Advertisement as published on May 3, 2011 in The Wall Street Journal.*

(b)	Not applicable.

(d)(1)

Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(2)

Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(3)

Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(4)

Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(5)

Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2011	TOTAL S.A.

	By:	/s/ Jérôme Schmitt
Name: Jérôme Schmitt
Title: Treasurer

TOTAL GAS & POWER USA, SAS

	By:	/s/ Arnaud Chaperon
Name: Arnaud Chaperon
Title: Chairman

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 3, 2011.*

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, issued on April 28, 2011, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011.

(a)(1)(G)	Form of Summary Advertisement as published on May 3, 2011 in The Wall Street Journal.*

(b)	Not applicable.

(d)(1)

Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(2)

Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(3)

Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(4)

Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(5)

Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower, incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower, incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011.

(d)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith